29th Floor, China World Office 2

No.1 Jian Guo Men Wai Avenue

Beijing 100004 P.R.C.

Telephone: +86 10 5737 9300

Facsimile: +86 10 5737 9301004

中国北京建国门外大街1号

国贸写字楼2座29层

邮编 100004

总机: +8610 5737 9300
传真: +8610 5737 9301

www.kirkland.com

Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

January 28, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Draft Registration Statement on Form F-4 publicly filed on December 2, 2021

CIK No. 0001877333

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2021 on the Company’s revised draft registration statement on Form F-4 publicly filed on December 2, 2021 relating to a proposed business combination (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed December 2, 2021

Prospectus Cover Page

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

January 28, 2022

1.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 50 and 51 of the Revised Draft Registration Statement.

Summary, page 1

2.	Reference is made to your disclosure of adjusted store EBITDA on page 2 and elsewhere in the filing. Throughout your filing, when referencing adjusted store EBITDA, please disclose in equal or greater prominence a fully-burdened gross profit prepared in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure on pages 2 and 126 of the Revised Draft Registration Statement.

3.

We note your response to comment 4, as well as your amended disclosure in the "Corporate Structure" sub-section. In addition:

• Please revise your disclosure to state that this is the post-business combination corporate structure and not THIL's current corporate structure as of the date of the proxy statement/prospectus. In this regard, we note your disclosure that the "diagram illustrates THIL’s corporate structure as of the date of [the] proxy statement/prospectus," but the diagram includes the post-business combination structure, as it includes the separate interests of the sponsor and Silver Crest public shareholders.

• Please revise your diagram to also include the contractual arrangement between Hortons (China) Holdings Co., Ltd. and Pangaea Data Tech (Shanghai) Co., Ltd. ("DataCo"). In connection therewith, please describe the relevant Business Cooperation Agreement, as you do on pages 125 and 126 of the proxy statement/prospectus. Please also discuss any uncertainties regarding such arrangement, as we note your disclosure on page 34 that you do not expect to "be subject to…cybersecurity review or reporting requirements…because [you] will not collect, store, or process more than one million users following the anticipated transfer of control and possession of [y]our customer data to DataCo."

In response to the Staff’s comments, the Company has revised the disclosure on pages 3 and 4 of the Revised Draft Registration Statement.

4.	We note your response to comment 5, as well as your amended disclosure throughout the risk factors, and we re-issue the comment. In this summary section, please summarize your analysis of the applicability of the permission and/or approval requirements from the CSRC, CAC or any other entity that is required to approve of THIL’s operations. Please state affirmatively whether THIL has received all requisite permissions and whether any permissions have been denied, and include in such discussion the approvals discussed on page 30.

In response to the Staff’s comments, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement.

5.	We note your response to comment 6, as well as your amended disclosure that "THHK has transferred an aggregate of S$117.0 million in cash to Tim Hortons (China) Holdings Co., Ltd. (“Tim Hortons China”) and Tim Hortons (Shanghai) Food and Beverage Co., Ltd. as capital injections." In addition to including such aggregate amount, please quantify the amount that has been transferred to each of Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Co., Ltd. Please also quantify any dividends and capital expenses that have been paid, or state that none have been paid.

In response to the Staff’s comments, the Company has revised the disclosure on pages 4 and 5 of the Revised Draft Registration Statement.

January 28, 2022

6.	We note your response to comment 9, as well as your amended disclosure that "THIL’s auditor is currently not, and has not been, subject to inspections by the PCAOB." Please revise your statement in appropriate places to clarify that the PCAOB has been and currently is unable to inspect your auditor (emphasis added). Please also disclose whether your auditor is subject to the determination announced by the PCAOB on December 16, 2021. Additionally, in your risk factor beginning on page 45, please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In this regard, we note that your disclosure references the rules adopted on March 24, 2021 as the latest update regarding the Holding Foreign Companies Accountable Act. Finally, please state in your risk factor discussion of the Accelerating Holding Foreign Companies Accountable Act that, if the Act is enacted and the number of non-inspection years is decreased from three years to two years, the time before your securities may be prohibited from trading or delisting would be reduced.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 20, 50 and 51 of the Revised Draft Registration Statement.

Summary Risk Factors, page 14

7.	We note your revisions in response to comment 8. Please further revise to clarify that the Chinese government's exertion of more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in THIL's operations and/or the value of THIL's common stock.

In response to the Staff’s comments, the Company has revised the disclosure on page 18, 19 and 41 of the Revised Draft Registration Statement.

Summary Consolidated Financial Information of THIL

Non-GAAP Financial Measure, page 18

8.	We read your response to our comment 10 and note your revised disclosure. Since this adjustment has the effect of accelerating revenue recognition for purposes of the non-GAAP measure, it does not comply with Rule 100(b) of Regulation G. Please revise your disclosure accordingly.

In response to the Staff’s comments, the Company has revised the disclosure on pages 23 and 156 of the Revised Draft Registration Statement.

9.	We reviewed your response and revisions in response to comment 11. It appears that a fully-burdened gross profit is the most comparable GAAP measure to Adjusted Store EBITDA. When reconciling to this non-GAAP measure throughout your filing, please reconcile from a fully-burdened gross profit.

In response to the Staff’s comments, the Company has revised the disclosure on pages 23 and 156 of the Revised Draft Registration Statement.

January 28, 2022

10.	Reference is made to the non-cash rental adjustment. By making this adjustment you appear to be substituting an individually tailored recognition and measurement method to record cash paid for rentals instead of GAAP rent expense which appears to be prohibited by Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Accordingly, please tell us why your presentation isn't prohibited or revise to remove this adjustment.

In response to the Staff’s comments, the Company has revised the disclosure on pages 23 and 156 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the non-cash rental adjustment primarily consists of rental expenses recognized under US. GAAP, using straight-line recognition, and that this non-cash rental adjustment provides management and investors with a more meaningful and reliable presentation about the performance of the Company’s revenue-generating activities and the profitability of its operations, therefore enhancing the comparability of the Company’s results of operations from period to period Therefore, the Company believes that is not substituting an individually tailored recognition and measurement method for a GAAP measure and that the current presentation is in compliance with Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

11.	Please explain the input VAT refund adjustment to us in detail and explain why the adjustment is not prohibited.

The Company respectfully advises the Staff that the input VAT refund adjustment represents refunds of input VAT from local tax authorities. The Company’s procurement of materials generally involves higher input VAT rates than the Company’s output VAT rate upon sales, thus the Company has accumulated much higher “creditable input VAT” than “VAT payable” and expects that this trend will continue. As the input VAT refunds from the local tax authorities have helped alleviate the Company’s VAT burden on material procurement and improve the Company’s cash flow, the input VAT refund adjustment provides management and investors with a more meaningful presentation about the performance of the Company’s business activities. Therefore, the Company believes that it is not substituting an individually tailored recognition and measurement method for a GAAP measure and that the current presentation is not prohibited.

Risk Factors

"Silver Crest's shareholders will have a reduced ownership and voting interest after consummation of the Business Combination . . . .", page 57

12.

We note your response to comment 15, as well as your amended disclosure. We reissue the comment in-part. In particular, please:

• Revise your disclosure to note that such scenario includes the 1,400,000 earn-in shares to be held by the sponsor, if true, in addition to your statement that you are including the 14,000,000 earn-out shares to potentially be issued to existing THIL shareholders.

• In this regard, we note that if the combined company does not meet the share closing price conditions discussed on page 159 and 160, then the existing THIL shareholders would not earn 14 million shares but the sponsor would only forfeit 1.4 million shares. As a result, the sponsor's ownership percentage in the combined company would be greater than the interests held by the existing THIL shareholders, in the event in which the target price conditions are not met. To provide investors with this context, please disclose the corresponding potential ownership interests in this scenario for each of the existing THIL shareholders, the existing Silver Crest shareholders (excluding the sponsor), and the sponsor.

• Separate the interests held by the Silver Crest public shareholders from the sponsor when discussing the ownership of the combined company throughout the prospectus. In this regard, we note that the ownership table on page 160 presents their ownership on a combined basis.

• Regarding the table on page 160, provide the ownership interests of each of the Silver Crest public shareholders, the sponsor and the existing THIL shareholders when including the earn-out shares and the shares underling both the options, restricted share units and warrants. Provide such ownership interests in the chart on page xvi as well.

January 28, 2022

In response to the Staff’s comments, the Company has revised the disclosure on pages xvii, xviii, xix, 9, 10, 11, 62, 63, 79, 80, 81, 82, and 171 of the Revised Draft Registration Statement.

"Pangaea Two Acquisition Holdings XXIIB Limited, an existing shareholder of THIL, will have over 50% equity interest . . . ", page 58

13.

We note your response to comment 16, as well as your new risk factor. In particular, please:

• Revise your heading to identify Peter Yu, the Chairman and Managing Partner of Cartesian, instead of Pangea Two Acquisition Holdings XXIIB Limited, which we note is the entity that holds the separate equity interests of Cartesian, Tencent, Sequoia China and Eastern Bell.

• Provide the percentage of shares that would need to be redeemed by Silver Crest public shareholders to trigger the 50% control threshold. In this regard, we note that you refer to a scenario of "maximum redemption" in your heading. As Peter Yu will own 53.6% of the outstanding shares of the combined company assuming maximum redemption, we note that he will still have a majority control at certain redemption percentage below a maximum redemption scenario.

• Prominently state Peter Yu's potential majority ownership in the beginning of your risk factor discussion instead of at the end, and include both the redemption percentage noted above as well as the control percentage assuming no redemptions, to provide investors context regarding the range of ownership scenarios.

• Here and on the prospectus cover page, describe that through Peter Yu's potential majority ownership of your company, he would have the ability to control the outcome of matters submitted to stockholders for approval, including the appointment or removal of directors.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages xvii, xix, 10, 11, 16, 63, 64, 80, 81 and 82 of the Revised Draft Registration Statement.

Redemption Rights, page 74

14.

We note your response to comment 44, as well as your amended disclosure. Additionally, please:

• Explain why existing Silver Crest shareholders will still own 3,994,184 shares of the combined company in the scenario on page 73, assuming maximum redemptions, given that this scenario assumes that public stockholders exercise their redemption rights with respect to all outstanding shares.

• Revise your chart on page 74 to include the breakdown of the amount of shares and corresponding percentage to be held by each of the existing Silver Crest shareholders, the sponsor and existing THIL shareholders, once you take into account the impact of of each of the identified potential sources of dilution.

• Provide narrative disclosure explaining the resulting risks to non-redeeming shareholders in the event that redeeming shareholders exercise their retained public warrants, which we note you quantify to be $6,274,500 as of December 1, 2021.

January 28, 2022

• Provide narrative disclosure explaining why the per share value of THIL ordinary shares continues to be $10.00 per share in each of the redemption scenarios, as you note in footnote 7 to the table on page 73 and footnote 3 to the table on page 74.

• Revise your chart on page 74 to state that the "Total THIL Ordinary Shares outstanding at Closing" includes the shares underlying granted option shares and restricted shares, in addition to the earn-out shares and shares underlying the warrants.

In response to the Staff’s comments, the Company has revised the disclosure on pages xiii, xiv, xvii, xviii, xix, 9, 10, 11, 71, 72, 79, 80, 81 and 82 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, as has been clarified in the revised disclosure, the “assuming maximum redemptions” scenario on pages xvii, 9, and 79 presents the maximum amount that could be redeemed by existing Silver Crest shareholders but allows the consummation of the business combination. That is, this scenario does not assume that public shareholders exercise their redemption rights with respect to all outstanding shares.

Background of the Business Combination, page 86

15.	We note your response to comment 17, as well as your amended disclosure that "each of UBS and BofA Securities will be paid a fee equal to a certain percentage of the aggregate gross proceeds received by THIL in any PIPE transaction." Please disclose the percentage that UBS will be entitled to upon the closing of any PIPE transaction. Additionally, please quantify the fees payable to UBS in connection with its services provided as capital markets advisor to Silver Crest in the proposed business combination. Last, similar to your discussion of a "hypothetical $100,000,000 PIPE financing" on page 57, please quantify the quantify the aggregate fees payable to UBS Securities LLC, including the capital markets advisory fee, the fee in connection with such hypothetical PIPE, and the deferred fee of $12,075,000, as discussed on page xvi.

In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

16.	We note your response to comment 18, as well as your amended disclosure discussing the financial due diligence conducted by FTI Consulting (Hong Kong) in greater detail. We reissue the comment in-part. Please tell us whether FTI Consulting, UBS, BoFA or any other advisors delivered any reports to the board or potential PIPE investors that were materially related to the transaction and whether these would fall within the purview of Item 4(b) of Form F-4 (including the investor presentation circulated by Bank of America to THIL and UBS). In this regard, we note that the Item 4(b) requires disclosure of reports under Item 1015 of Regulation M-A and is distinct from your response to comment 45, which discusses your reliance of Section 4(a)(2) of the Securities Act.

The Company respectfully advises the Staff that no report, opinion or appraisal was received by Silver Crest’s board or potential PIPE Investors from an advisor that materially relates to the transaction.

January 28, 2022

17.	We note your response to comment 20, as well as your amended disclosure that the "Sponsor agreed to donate 1,500,000 of its THIL Warrants . . . ." Please explain how this is permitted under the Sponsor Lock-Up Agreement, as we note your disclosure on page 98 that such agreement and the corresponding lock-up periods apply to transfers of "Sponsor Locked-Up Shares," including warrants held by the Sponsor. Additionally, please briefly discuss the intended tax treatment of such donation or tell us why this is not material.

The Company respectfully advises the Staff that the intended U.S. federal income tax treatment of the donation will depend on the exact details and implementation of the donation and the charitable foundation, which have not yet been finalized. The U.S. federal income tax consequences of the Sponsor’s future donation of THIL warrants owned by the Sponsor generally would only affect the Sponsor and not affect other stakeholders.

18.

We note your response to comment 21, as well as your amended disclosure, and we reissue the comment in-part. In particular:

• We note your disclosure that "representatives of THIL had originally requested" the permitted equity financing to "be capped at an amount equal to 10% the total outstanding voting securities of THIL" and that Silver Crest and THIL "agreed on the amount of the Permitted Financing" on a call on August 13, 2021. Please disclose the agreed-upon amount, which we note is $30,000,000 according to the page A-8 of Annex A, and explain how the parties determined such amount.

• Please explain how the parties determined the price milestones related to the earnout/ earn-in structure and the corresponding 5-year time period, as well as the terms of the minimum available cash condition and calculation thereto (including the determination of the $100,000,000 threshold with respect to any potential PIPE financing).

In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

Unaudited Prospective Financial Information of THIL, page 92

19.	We note your response to comment 27, as well as your amended disclosure stating that Silver Crest's board of directors considered "the analyses contained in the Investor Presentation dated June 2021 prepared by Silver Crest, a copy of which was filed…" We reissue the comment in-part. Please include the analyses and related discussion of such analyses in the proxy statement/prospectus, including in particular the analyses of THIL against "comparable high-growth foodservice and retail/consumer products companies," as you discuss on page 86.

In response to the Staff’s comments, the Company has revised the disclosure on pages 98 and 99 of the Revised Draft Registration Statement.

20.	We note your response to comment 28, as well as your amended disclosure that the "five-year period is consistent with the forecasts that THIL has been preparing for its management in the past." We re-issue the comment in-part. Please explain how and why THIL's management selected a "five-year period" for its forecasts other than the reason that this is a consistent practice. Additionally, please include narrative disclosure with respect to such risks that you cross-reference, including a discussion of whether such high and sustained growth may be unrealistic and may have resulted in inflated valuation conclusions.

In response to the Staff’s comments, the Company has revised the disclosure on pages 100, 101, 102 and 103 of the Revised Draft Registration Statement.

Interests of Certain Persons in the Business Combination, page 95

January 28, 2022

21.	We note your response to comment 29, as well as your amended disclosure. Please quantify the value of the sponsor's ownership interest in THIL assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in Silver Crest. Please also revise your discussion of the corporate opportunities waiver to note that such waiver is ongoing, to ensure consistency with your disclosure that such officers and directors continue to "not be obligated to bring all corporate opportunities," as you discuss on page xiv and 12. Please make conforming changes throughout the proxy statement/prospectus in appropriate places.

In response to the Staff’s comments, the Company has revised the disclosure on pages xvi, 14, 84 and 105 of the Revised Draft Registration Statement.

22.	We note your response to comment 30, as well as your amended disclosure that "certain directors and executive officers own THIL Ordinary Shares… " and "are expected to become directors and/or executive officers of the combined company…." Please also disclose THIL's nomination right with respect to the board of directors of the combined company, as you discuss on page 161.

In response to the Staff’s comments, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement.

Comparison of Rights of THIL Shareholders and Silver Crest Shareholders, page 208

23.	We note your disclosure that, under the THIL Articles, "[o]ther than Silver Crest Management LLC’s right to designate one director pursuant to the Merger Agreement, shareholders do not have any nomination rights." We also note your disclosure on page 58 that "Silver Crest, Tencent Mobility Limited, SCC Growth VI Holdco D, Ltd. and Tim Hortons Restaurants International GmbH have entered into written agreements with THIL that grant each of them the right to nominate or appoint, in the aggregate, four directors to the Board after the Closing, provided that certain conditions are met…" Please discuss such nomination rights in this section in accordance with Item 4(a)(3) of Form F-4.

In response to the Staff’s comments, the Company has revised the disclosure on pages 219 and 220 of the Revised Draft Registration Statement.

Legal Matters, page 220

24.	Pleases state that Han Kun Law Offices will be passing upon certain matters relating to PRC law. In this regard, we note your disclosure on page II-2 indicates that you intend to file their opinion and consent in a future amendment, and you rely on their opinion in certain instances in the proxy statement/prospectus.

In response to the Staff’s comments, the Company has revised the disclosure on page 232 of the Revised Draft Registration Statement.

Item 21. Exhibits and Financial Statements Schedules, page II-2

25.	We note your disclosure that "[i]t is intended that the Business Combination qualify as a "reorganization" within the meaning of Section 368(a) of the Code" on pages xi, 64 and 182, as well as your related disclosure that "a U.S. Holder of Silver Crest Securities generally would recognize gain or loss in an amount equal to the difference…" if the business combination does not qualify as a reorganization. In light of your discussion that such tax consequences are material to investors, please file a tax opinion as Exhibit 8 to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

In response to the Staff’s comments, the Company has filed the requested tax opinion as Exhibit 8.1 to the Revised Draft Registration Statement.

January 28, 2022

General

26.	We note your response to comment 46, as well as your amended disclosure, and we reissue the comment in-part. To the extent that you are providing data about a certain metric to investors, please define the metric. In this regard, we note your disclosure on page 118 that members "who are relatively active on average spend approximately 20% more at [y]our stores one year after joining the program." Please explain what you mean by loyalty program members "who are relatively active" as well as members who are "less active," which you discuss on page 126.

In response to the Staff’s comments, the Company has revised the disclosure on pages 126 and 128 of the Revised Draft Registration Statement.

27.	In appropriate places, including in the Risk Factors section, please expand your disclosure to discuss the issues, risks and impacts or potential impacts on your business associated with current global supply chain problems, labor shortages and inflation.

In response to the Staff’s comments, the Company has revised the disclosure on pages 28, 30 and 44 of the Revised Draft Registration Statement.

28.	We note your response to comment 2. Please revise to state that the Silver Crest units and public warrants will be delisted and deregistered. Please also include this disclosure on the prospectus cover page.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and on pages ix and 108 of the Revised Draft Registration Statement.

*      *      *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP